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Account

HighSchoolResponder LLC ^{Oct 2021}   ⌄

Wallet Balance

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(Total Balance: $0)

82 investors invested an average of $552 each, for a total of $45,237!

This offering was finalized at 11:59pm on October 29, 2021.

We're currently processing payments so that we can close the escrow account, disburse the funds, and electronically issue the shares.

Please provide your bank details so that we may disburse your funds when they become available.

We encourage you to send an initial thank-you email to your investors and to provide a monthly update. To send an email to your investors, please email your content to updates@netcapital.com.

You're required to provide a financial update to investors within 120 days after your fiscal year ends.